UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FiberTower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

31567R100

(CUSIP Number)

E. Blake Hawk

Executive Vice President & General Counsel,

Crown Castle International Corp.,

510 Bering Dr., Suite 600, Houston, Texas 77057

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.		Page 2 of 10

1	NAME OF REPORTING PERSON –I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CROWN CASTLE INTERNATIONAL CORP. 76-0470458
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

26,352,956
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

26,352,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,352,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% of Common Stock (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Based on 141,089,379 shares of the Issuer’s common stock outstanding as of September 7, 2006.

SCHEDULE 13D
CUSIP No.		Page 3 of 10

1	NAME OF REPORTING PERSON –I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

CROWN CASTLE INVESTMENT CORP. 76-0581053
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

26,352,956
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

26,352,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,352,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.7% of Common Stock (1)
14	TYPE OF REPORTING PERSON

CO

(1)	Based on 141,089,379 shares of the Issuer’s common stock outstanding as of September 7, 2006.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is common stock (“Common Stock”), $0.001 par value, of FiberTower Corporation (f/k/a First Avenue Networks, Inc.), a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 185 Berry Street, Suite 4800, San Francisco, California 94107.

Item 2. Identity and Background.

(a) The names of the corporations filing this statement (each a “Reporting Person”) are Crown Castle International Corp., a Delaware corporation (“Crown Castle”), and Crown Castle Investment Corp., a Delaware corporation and wholly-owned subsidiary of Crown Castle (“Crown Castle Investment”). Crown Castle Investment holds 26,352,956 shares of the Issuer’s Common Stock (“Shares”). Crown Castle expressly disclaims beneficial ownership of the Shares held by Crown Castle Investment, except to the extent that it has a pecuniary interest in Crown Castle Investment.

(b) The address of each of Crown Castle and Crown Castle Investment’s principal office is 510 Bering Drive, Suite 600, Houston, Texas 77057.

(c) Crown Castle is an independent owner and operator of shared wireless infrastructures, including networks of towers. Crown Castle Investment is a subsidiary of Crown Castle which holds certain investments.

(d) During the last five years, none of Crown Castle or Crown Castle Investment or, to their knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of Crown Castle or Crown Castle Investment or, to their knowledge, any person named on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To Crown Castle’s and Crown Castle Investment’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Crown Castle and Crown Castle Investment as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration.

No monetary consideration was paid by any Reporting Person to the Issuer or to any Reporting Person by the Issuer to acquire the Shares. A description of the consideration provided is described under Item 4.

Item 4. Purpose of Transaction.

(a)-(b) Pursuant to an Agreement and Plan of Merger dated May 14, 2006, (“Merger Agreement”), among the Issuer, Marlin Acquisition Corporation, a Delaware corporation and direct and wholly-owned subsidiary of the Issuer (“Merger Sub”), and FiberTower Corporation, a Delaware corporation (“Old FiberTower”), Merger Sub merged with and into Old FiberTower on August 29, 2006 (“Merger”), with Old FiberTower surviving as the surviving corporation in the Merger as a wholly-owned subsidiary of the Issuer. As a result of the Merger, each outstanding share of the Old FiberTower common stock, $0.0001 par value per share, other than shares owned by

Issuer, Merger Sub or their subsidiaries or by stockholders dissenting from the Merger, was converted into the right to receive 0.3040542 of a share of the Issuer’s Common Stock. Crown Castle Investment held shares of Old FiberTower that were converted into 26,352,956 shares of Common Stock of the Issuer pursuant to the Merger. As a result of the Merger, the Issuer amended its Certificate of Incorporation to increase the authorized shares of Common Stock to 400 million shares, established a classified board comprised of nine directors separated into three classes, changed its name to “FiberTower Corporation”, and amended its bylaws and Stock Option Plan in accordance with the terms of the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

(c)	Not applicable.

(e)	Other than as a result of the Merger described in this Item 4, not applicable.

(f)	Other than as a result of the Merger described in this Item 4, not applicable.

(g)	Other than as a result of the Merger described in this Item 4, not applicable.

(h)-(j)	Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) - (b) Crown Castle and Crown Castle Investment are beneficial owners of 26,352,956 shares of the Issuer’s Common Stock. This number of shares represents approximately 18.7% of the 141,089,379 issued and outstanding shares of the Issuer’s Common Stock outstanding as of September 7, 2006 based on information provided to the Reporting Persons by the Issuer.

	Sole Voting Power	Shared Voting Power	Percentage of Common Stock	Sole Dispositive Power	Shared Dispositive Power
Crown Castle	0	26,352,956	18.7%	0	26,352,956
Crown Castle Investment	0	26,352,956	18.7%	0	26,352,956
Randall Hack (1)	123,967	0	0.08%	123,967	0

(1)	Randall Hack, a director of Crown Castle and the Issuer, is the beneficial owner of 10,982 shares of Issuer’s Common Stock and stock options to buy 112,985 shares of the Issuer’s Common Stock detailed as follows:

a.	An option grant to acquire 52,175 shares of Issuer’s Common Stock vests over a period of 12 months, beginning on January 17, 2006, in equal monthly installments and was received in the Merger in exchange for stock option to acquire 171,600 shares of Old FiberTower’s common stock, originally granted under Old FiberTower’s Stock Option Plan, as amended.

b.	An option grant to acquire 7,601 shares of Issuer’s Common Stock vests over a period of 3 months, beginning on September 27, 2005, in equal monthly installments and was received in the Merger in exchange for stock option to acquire 25,000 shares of Old FiberTower’s common stock, originally granted under Old FiberTower’s Stock Option Plan, as amended.

c.	An option grant to acquire 53,209 shares of Issuer’s Common Stock was received in the Merger in exchange for stock option to acquire 175,000 shares of Old FiberTower common stock, originally granted under Old FiberTower’s Stock Option Plan, as amended.

Crown Castle and Crown Castle Investment expressly disclaim beneficial ownership of the Director Stock Options and the shares of Common Stock held by Mr. Hack.

To Crown Castle’s and Crown Castle Investment’s knowledge, no other shares of the Issuer’s Common Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(c) Except as described herein, no Reporting Person has effected any transaction in the Issuer’s Common Stock in the past 60 days.

(d)-(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the Merger Agreement, or as described in Item 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Joint Filing Agreement dated September 8, 2006 between Crown Castle International Corp. and Crown Castle Investment Corp.

2	Agreement and Plan of Merger, dated May 14, 2006, by and among First Avenue Networks, Inc., Marlin Acquisition Corporation and FiberTower Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K (File No. 000-21091) filed by the Issuer on May 18, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006

CROWN CASTLE INTERNATIONAL CORP.

By:	/s/ E. Blake Hawk
Name:	E. Blake Hawk
Title:	Executive Vice President

CROWN CASTLE INVESTMENT CORP.

By:	/s/ E. Blake Hawk
Name:	E. Blake Hawk
Title:	Executive Vice President

Schedule A

Directors and Executive Officers of Crown Castle International Corp.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Crown Castle International Corp. The business address of each person listed below is c/o Crown Castle International Corp., 510 Bering Drive, Suite 600, Houston, Texas 77057.

Board of Directors

Name	Present Principal Occupation or Employment
John P. Kelly	President and Chief Executive Officer
Ari Q. Fitzgerald	Partner, Hogan & Hartson LLP
Robert E. Garrison II	President, Sanders Morris Harris Group
Randall A. Hack	Senior Managing Director, Capstone Capital LLC and Senior Managing Member, Nassau Capital L.L.C.
Edward C. Hutcheson, Jr.	Private Investments
J. Landis Martin	Founder and Managing Director, Platte River Ventures, LLC
Dale N. Hatfield	Adjunct Professor, University of Colorado
Lee W. Hogan	Individual Investor
Robert F. McKenzie	Individual Investor

Executive Officers

Name	Present Principal Occupation or Employment
John P. Kelly	President and Chief Executive Officer
W. Benjamin Moreland	Executive Vice President and Chief Financial Officer
E. Blake Hawk	Executive Vice President and General Counsel
James D. Young	President – Tower Operations
James D. Cordes	Sr. Vice President – Corporate Development & Strategy
Michael T. Schueppert	Sr. Vice President and President of Modeo LLC

Directors and Executive Officers of Crown Castle Investment Corp.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Crown Castle Investment Corp. The business address of each person listed below is c/o Crown Castle Investment Corp., 510 Bering Drive, Suite 600, Houston, Texas 77057.

Board of Directors

Name	Present Principal Occupation or Employment
E. Blake Hawk	Executive Vice President and General Counsel of Crown Castle International Corp.
W. Benjamin Moreland	Executive Vice President and Chief Financial Officer of Crown Castle International Corp.
William Gorgone	District Manager, Crown Castle USA Inc.

Executive Officers

Name	Present Principal Occupation or Employment
John P. Kelly	President and Chief Executive Officer
E. Blake Hawk	Executive Vice President
W. Benjamin Moreland	Executive Vice President and Chief Financial Officer

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $.001 per share, of FiberTower Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 8, 2006.

CROWN CASTLE INTERNATIONAL CORP.

By:	/s/ E. Blake Hawk
Name:	E. Blake Hawk
Title:	Executive Vice President

CROWN CASTLE INVESTMENT CORP.

By:	/s/ E. Blake Hawk
Name:	E. Blake Hawk
Title:	Executive Vice President